

Mail Stop 6010

March 18, 2008

VIA U.S. MAIL and FACSIMILE (408) 986-7710

Mr. George S. Davis
Senior Vice President and Chief Financial Officer
3050 Bowers Avenue
Santa Clara, CA 95052-8039

      RE: Applied Materials, Inc.
               Form 10-K for the fiscal year ended October 28, 2007
               Filed December 14, 2007
               File No. 000-06920

Dear Mr. Davis:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Brian Cascio
                                    Accounting Branch Chief